Exhibit 5.1

June 1, 2021

LifeStance Health Group, Inc.

4800 N. Scottsdale Road, Suite 6000

Scottsdale, AZ 85251

Ladies and Gentlemen:

We have acted as counsel to LifeStance Health Group, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-256202) (as amended through the date hereof, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for the registration of up to 46,000,000 shares of the common stock, $0.01 par value per share, of the Company (the “Common Stock”). Of the shares of Common Stock to be registered pursuant to the Registration Statement, 32,800,000 shares are being offered by the Company (the “Company Shares”) and up to 13,200,000 shares are being offered by the selling stockholders (the “Selling Stockholders Shares” and, together with the Company Shares, the “Shares”), including 6,000,000 shares of Common Stock that may be purchased at the option of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Jefferies LLC, in their capacity as representatives of the underwriters named in the Underwriting Agreement (as defined below). The Securities are proposed to be sold pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into among the Company and Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Jefferies LLC, as representatives of the underwriters named therein.

In connection with this opinion letter, we have examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons.

The opinions expressed below are limited to the Delaware General Corporation Law.

Based upon and subject to the foregoing, we are of the opinion that (1) the Company Shares have been duly authorized and, when issued and delivered pursuant to the Underwriting Agreement and against payment of the consideration set forth therein, will be validly issued, fully paid and non-assessable, and (2) the Selling Stockholders Shares have been duly authorized and, when the Selling Stockholder Shares are issued upon the exchange of the limited partnership interests of LifeStance TopCo, L.P., a Delaware limited partnership, pursuant to the Organizational Transactions (as defined in the Registration Statement), the Selling Stockholders Shares will be validly issued, fully paid and non-assessable.

LifeStance Health Group, Inc.	- 2 -

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP